
                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of November 2008, Charles Schwab & Co. acquired control due to ownership of greater than 25% of the Liberty Street Horizon Fund's (the "Fund") outstanding shares.
Charles Schwab Co. owned 30.30% of the Fund and thus controlled the Fund as of that date.